UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	17 March 2015

Number	04/15

DEMERGER TO SIMPLIFY BHP BILLITON

AND UNLOCK SHAREHOLDER VALUE

THIS IS NOT A PROSPECTUS. YOUR ATTENTION IS DRAWN TO THE IMPORTANT

INFORMATION ON PAGE 8.

•	BHP Billiton Board recommends shareholders vote in favour of the demerger of South32

•	With a more focused portfolio, BHP Billiton will be better placed to achieve further productivity benefits in its core assets

•	South32 will be a substantial company with a diversified portfolio of high quality, cash generative assets and a strong balance sheet

•	Eligible shareholders will receive one South32 share for every BHP Billiton share

•	BHP Billiton will maintain its commitment to a progressive dividend policy and does not plan to rebase its dividend following the demerger, implying a higher payout ratio

•	South32 intends to distribute a minimum of 40% of Underlying Earnings as dividends to its shareholders following each six month reporting period

•	Shareholder vote scheduled for 6 May 2015

The BHP Billiton Board today recommended shareholders approve the proposed demerger of South32 at the shareholder meetings to be held on 6 May 20151. The Board believes that with a more focused portfolio, BHP Billiton will be better placed to achieve further productivity benefits in its core portfolio, while creating a substantial new company, South32.

BHP Billiton Chairman, Jac Nasser said “The demerger will simplify BHP Billiton and has the potential to unlock shareholder value, while creating a new global diversified metals and mining company with a significant industry presence in each of its major commodities.

[1]	A Shareholder Circular containing detail of the demerger is available on the BHP Billiton website at www.bhpbilliton.com/demerger and will be sent to shareholders in due course with notices convening the shareholder meetings.

“Following the demerger, BHP Billiton will remain one of the largest diversified global resources companies and its strategic priorities will not change. The demerger simplifies BHP Billiton and enables us to further focus on generating value from our core portfolio.

“We believe that South32’s portfolio of high quality assets will benefit from the focus of a dedicated board and management team. South32 will begin with a strong balance sheet, will be able to adopt an independent business strategy and will have the opportunity to pursue growth and investment opportunities that may not otherwise be pursued if its assets remain within BHP Billiton.

“Having assessed a number of alternatives, the BHP Billiton Board considers the demerger to be the preferred approach to achieving simplification of our portfolio and maximising shareholder value. The Board unanimously recommends that shareholders vote in favour of the demerger,” Mr Nasser said.

A simpler BHP Billiton

Today BHP Billiton has interests in 41 assets across 13 countries and 6 continents. The demerger materially simplifies the portfolio in a single step and is significant progress towards achieving BHP Billiton’s identified core portfolio of 19 assets across eight countries and three continents. This portfolio, comprising our exceptionally large long-life petroleum, copper, iron ore, coal and potash assets, collectively generated 96 per cent of the Group’s Underlying EBIT in the 2014 financial year.

BHP Billiton Chief Executive Officer, Andrew Mackenzie said “Simplification of our portfolio is the logical strategy to maximise the value of our core tier one assets. The demerger will create a more focused portfolio of large-scale operated assets with a smaller geographic spread and a higher proportion of common characteristics. With a simplified portfolio we intend to streamline our organisational model, further standardise our common systems and better leverage our technical expertise across our operations.

“More challenging markets demand a sharper focus on the businesses that drive the majority of our earnings and the push for productivity must continue. Having achieved considerable productivity gains to date, future gains will be harder won. We believe that the simplification of our portfolio has been, and will continue to be, a key driver of delivering and sustaining productivity improvements. The demerger will materially simplify our portfolio in a single step and in the longer term allow us to further focus on delivering gains beyond the US$4 billion per annum by the end of the 2017 financial year already targeted.”

Mr Mackenzie concluded, “We remain confident that the diversification and quality of the core portfolio and our strong balance sheet will continue to support our solid A credit rating. We will maintain our progressive dividend policy and do not plan to rebase the dividend as a result of the demerger, thus implying a higher payout ratio. In addition, and subject to its cash flow priorities, South32 plans to distribute a minimum of 40 per cent of Underlying Earnings to shareholders from the next financial year.”

South32, making a difference from the ground up

South32 will be a globally diversified metals and mining company with a significant presence in each of its major commodities. The majority of South32’s assets are located in the southern hemisphere with its two regional centres – Australia and South Africa – linked by the thirty-second parallel line of latitude. The company’s name represents this footprint and its regional approach to managing its operations.

South32’s high-quality, well managed asset portfolio:

•	is diversified across five countries and produces alumina, aluminium, coal, nickel, manganese, silver, lead and zinc

•	is comprised of large assets, the majority of which are competitively positioned in the first or second quartile of their respective industry cost curves

•	has meaningful reserve lives to support future production without the immediate need for material incremental capital expenditure

•	has been cash generative over the last three years despite falling commodity prices.

South32’s head office will be in Perth, Australia. A regional head office and global shared services centre will be located in Johannesburg, South Africa. South32 intends to adopt a tailored regional operating model which combines the management of the asset portfolio into regional business units to enable more authority to be devolved locally, reducing the size of South32’s corporate centre and facilitating greater alignment with regional stakeholders. This is expected to support better decision making at a local level and lower functional costs.

South32 intends to create a distinctive culture and identity suited to its scale and requirements. By being a disciplined manager of capital and supporting industry leading health, safety, environment and community programs, South32 intends to create strong alignment with employees, communities, host governments and shareholders.

South32 will target an investment grade credit rating through the cycle and its capital structure has been developed with reference to ratings criteria published by ratings agencies. The capital structure has also been carefully designed to take into account the nature and scale of South32’s business and with the objective of South32 being well positioned to pursue value accretive investment opportunities that meet its strict financial criteria. South32’s pro forma balance sheet as at 31 December 2014 includes net debt of US$674 million, including finance leases. As at 31 December 2014, on a pro forma basis, South32’s closure and rehabilitation provisions were US$1,542 million.

The South32 dividend policy will be determined by the South32 Board at its discretion, having regard to South32’s first two priorities for cash flow, being a commitment to maintain safe and reliable operations and an intention to maintain an investment grade credit rating through the cycle. South32 intends to distribute a minimum of 40 per cent of Underlying Earnings as dividends to its shareholders following each six month reporting period, beginning from the period ending 31 December 2015.

Consistent with South32’s priorities for cash flow and commitment to maximise total shareholder returns, other alternatives including special dividends, share buy-backs and high return investment opportunities will compete for excess capital.

South32 Chairman Elect, David Crawford said “South32 comprises some of the highest quality operations in their respective industries. We have a clear strategy to improve performance as we seek to create strong alignment with our global shareholder base.

“The Directors and management team collectively have extensive mining, exploration, commercial and financial experience plus valuable expertise in the countries in which we operate. Members of the senior management team bring with them a track record of improving earnings through cost management, productivity enhancements and investment. We are determined to be a safe and consistent operator of our assets and to manage capital in a disciplined fashion,” Mr Crawford said.

South32 Chief Executive Officer Elect, Graham Kerr said “We are building a new company from the ground up. We will have competitive assets, significant reserve lives and financial strength. We will benefit from the best of BHP Billiton’s approach to productivity and will create a culture that empowers our people.

“South32 will continue to prioritise safety above all else as we implement our tailored strategy and regional operating model that we believe will lower costs and improve productivity. All stakeholders benefit from a sustainable business and we understand the importance of enduring environmental, health, safety and social programs.

“We will manage our business with a view to generating strong cash returns. To ensure alignment with our investors, we intend to adopt a dividend policy based on a payout ratio and we will ensure any excess capital is allocated to the option that maximises total shareholder returns,” Mr Kerr said.

Advantages and disadvantages of the demerger

The BHP Billiton Board believes that the value of both BHP Billiton’s and South32’s assets will be maximised if the South32 assets are separated from BHP Billiton.

It is the view of the Board that South32’s assets will benefit from the focus of a dedicated board and management team. It will be able to adopt an independent business strategy and have the opportunity to pursue value accretive investment opportunities that may not otherwise be pursued if South32’s assets remained within BHP Billiton.

The Board further believes that BHP Billiton will achieve functional cost reductions as a result of the organisational streamlining to follow the demerger (outlined below), and in the longer term the company will derive substantial benefits through the increased management focus that will result from the simplification of its portfolio. The Board commissioned Independent Expert, Grant Samuel, to review the proposed demerger and provide an opinion as to whether the proposal is in the best interests of shareholders. The Independent Expert concluded that the benefits of the demerger clearly outweigh the disadvantages and BHP Billiton shareholders are likely to be better off if the demerger proceeds.

The total one-off costs of implementing the demerger are estimated to be approximately US$738 million2 (US$641 million after tax). These comprise stamp duty and cash tax of US$339 million, South32 set up and separation costs of US$254 million and execution costs of US$145 million, including financial advisor costs of US$30 million.

[2]	The one-off costs referred to are only estimates and the actual costs incurred may differ from these estimated costs and the difference may be significant. Further information is contained in the Shareholder Circular described in the footnote above.

With a simplified portfolio, BHP Billiton intends to streamline its organisational model and expects this to generate functional cost savings of approximately US$100 million (pre-tax) per annum, with 90 per cent of this saving achieved by the end of the 2017 financial year. This saving is in addition to the reduction in costs resulting from the removal of the South32 businesses. One-off restructuring costs of approximately US$55 million (pre-tax) are expected to be incurred in connection with implementing the organisational changes required to achieve these savings.

In the longer term, following the simplification of its portfolio and streamlining of organisational design, BHP Billiton believes it will be able to further focus on improving the performance of its core operations and achieving substantial productivity benefits beyond the US$4 billion per annum of productivity-led gains (by the end of the 2017 financial year) already targeted. BHP Billiton also believes that the ongoing simplification of its portfolio has been, and will continue to be, an important factor in delivering and sustaining productivity improvement.

South32 is expected to incur additional costs of approximately US$60 million (pre-tax) per annum associated with operating as a stand-alone listed company relative to those incurred operating the South32 businesses as part of the BHP Billiton Group. However, these additional ongoing overhead costs are expected to be outweighed in the near term by the ongoing savings generated by South32’s regional model.

Demerger mechanism

The proposed demerger would be effected via a distribution of South32 shares by way of an in-specie dividend to shareholders in both BHP Billiton Limited and BHP Billiton Plc. Eligible BHP Billiton shareholders will receive one South32 share for every BHP Billiton share held on the applicable record date.

South32 will apply for its shares to be admitted to trading on the ASX, LSE and JSE and will have an over-the-counter ADS program in the United States.

Approval for the demerger is being sought from shareholders. For the proposed demerger to proceed, a demerger resolution must be approved by an ordinary resolution of BHP Billiton shareholders (Limited and Plc) voting on a joint electorate basis.

Meetings for shareholders to vote on the proposed demerger will be held on 6 May 2015 in Perth and London. The shareholder meetings will be conducted simultaneously.

Share Sale Facility

A Share Sale Facility will be established for certain eligible shareholders who hold 10,000 or fewer BHP Billiton shares. These investors may elect to have all the South32 shares that they receive transferred to BHP Billiton Limited and sold by the sale agent and the proceeds remitted to them following the demerger.

Overview of South32

On demerger, South32 will be a globally diverse metals and mining company with a portfolio of assets producing alumina, aluminium, coal, manganese, nickel, silver, lead and zinc.

South32’s portfolio will comprise:

•	Worsley Alumina: an 86 per cent interest in an integrated bauxite mining and alumina refining operation located in Western Australia, Australia;

•	South Africa Aluminium: a 100 per cent interest in the Hillside smelter near Richards Bay, South Africa;

•	Mozal Aluminium: a 47.1 per cent interest in the Mozal Aluminium smelter located near Maputo, Mozambique;

•	Brazil Aluminium: a 14.8 per cent interest in the Mineração Rio do Norte open-cut bauxite mine (MRN Mine), as well as a 36 per cent interest in the Alumar alumina refinery and a 40 per cent interest in the Alumar aluminium smelter (together with certain interests in ancillary facilities and lands);

•	South Africa Energy Coal: a 90 per cent interest in four operating energy coal mines in the Witbank region in the Mpumalanga province of South Africa;

•	Illawarra Metallurgical Coal: a 100 per cent interest in three underground metallurgical coal mines located near Wollongong in New South Wales, Australia;

•	Australia Manganese: a 60 per cent interest in the Groote Eylandt Mining Company (GEMCO) open-cut manganese mine and the Tasmanian Electro Metallurgical Company (TEMCO) manganese alloy plant. GEMCO is located in the Northern Territory, Australia near port facilities at Milner Bay, and TEMCO is located in Tasmania, Australia, near the Bell Bay wharf;

•	South Africa Manganese: a 44.4 per cent effective interest in the Mamatwan open-cut mine and the Wessels underground mine (collectively known as the Hotazel Mines) and a 60 per cent interest in the Samancor Manganese Metalloys alloy plant (Metalloys). The Hotazel Mines are located near the town of Kuruman, South Africa;

•	Cerro Matoso: a 99.94 per cent interest in an open-cut lateritic nickel mine and ferronickel smelter located near Montelibano, in the Córdoba Department in northern Colombia;

•	Cannington: a 100 per cent interest in a silver, lead and zinc underground mine and concentrator operation located in northwest Queensland, Australia, approximately 200km southeast of Mount Isa.

The South32 businesses comprised gross assets of US$26,723 million as at 31 December 2014 and contributed net profit after tax of US$738 million for the 6 months ending 31 December 2014 and US$217 million for the 12 months ending 30 June 2014 based on the historical combined financial information.

South32 strategy

South32 intends to maximise value for shareholders by being a safe, lean, responsible and predictable operator of its portfolio of high quality diversified metals and mining assets, and by managing its capital in a disciplined way.

South32 intends to meet these objectives by pursuing the following strategic priorities:

•	Establish a distinctive, powerful culture and identity

•	Enhance environmental, health, safety and social programs

•	Embed an efficient operating model that is aggregated at the regional level

•	Reduce costs and improve productivity

•	Create strong alignment with investors

•	Develop and pursue investment opportunities

•	Continually seek to optimise the portfolio.

South32 Board of Directors

The nominated South32 Directors are experienced and respected directors with a diverse range of skills, background and expertise, led by David Crawford as Chairman. South32 intends to appoint additional Non-executive Directors in time.

It is intended that the initial composition of the South32 Board following the demerger will reflect a range of geographical backgrounds, including Australia, South Africa and the United Kingdom.

Name	Position
David Crawford	Chairman and Independent Non-executive Director
Graham Kerr	Chief Executive Officer and Executive Director
Keith Rumble	Independent Non-executive Director
Xolani Mkhwanazi	Non-executive Director

South32 senior management

Name	Position
Graham Kerr	Chief Executive Officer and Executive Director
Brendan Harris	Chief Financial Officer
Ricus Grimbeek	President and Chief Operating Officer, Australia
Mike Fraser	President and Chief Operating Officer, Africa
Nicole Duncan	Chief Legal Officer and Company Secretary

IMPORTANT INFORMATION

This announcement is not a prospectus or listing document in any jurisdiction but constitutes an advertisement in relation to South32 Limited (“South32”) for the purposes of the UK Prospectus Rules.

Any investment decision in relation to South32 should be made only on the basis of the information contained in the Listing Document for the relevant jurisdiction. The “Listing Documents”, which have been published today and are available, subject to applicable securities laws, on the BHP Billiton website at www.bhpbilliton.com/demerger, comprise a prospectus which has been approved by the UK Listing Authority in connection with the proposed admission of South32’s ordinary shares to the standard listing segment of the Official List of the UK Financial Conduct Authority and to trading on the Main Market for listed securities of London Stock Exchange plc, an information memorandum in connection with South32’s application for the admission of its ordinary shares to listing on the Australian Securities Exchange and a pre-listing statement in connection with South32’s application for the admission of its ordinary shares to listing on the Johannesburg Stock Exchange. Subject to applicable securities laws, shareholders may obtain printed copies of the Listing Document applicable to their jurisdiction free of charge by calling the Shareholder Information Line (details below).

Nothing in this announcement should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in South32 in any jurisdiction, or be treated or relied upon as a recommendation (other than the recommendation of the Board to vote in favour of the resolution to approve the demerger at the shareholder meetings scheduled for 6 May, 2015) or advice by BHP Billiton.

UK Financial Services and Markets Act 2000 approval

The contents of this announcement, which have been prepared by and are the sole responsibility of BHP Billiton, have been approved by Goldman Sachs International solely for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000 (as amended). Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for BHP Billiton and no one else in connection with the proposed demerger of South32 and will not be responsible to anyone other than BHP Billiton for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the proposed demerger of South32 or any matter referred to herein.

Forward looking statements

This announcement contains forward looking statements, including statements regarding plans, strategies and objectives of management, future performance and future opportunities. These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control (or will be beyond the control of South32), and which may cause actual results to differ materially from those expressed in the statements contained in this announcement. The Shareholder Circular (containing information about the proposed demerger and available on the BHP Billiton website at www.bhpbilliton.com/demerger) and the Listing Documents specify factors that may cause actual results to differ from the forward-looking statements in this announcement. Neither BHP Billiton nor South32 undertakes any obligation to update or review any forward-looking statements.

No financial or investment advice – South Africa

BHP Billiton and South32 do not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

No SEC or Exchange Act registration – United States

The demerger of South32 from BHP Billiton will not be registered with the US Securities and Exchange Commission (SEC) under the US Securities Act of 1933, as amended. BHP Billiton expects South32 to qualify for the exemption from registration under Rule 12g3-2(b) of the US Securities Exchange Act of 1934, as amended (“Exchange Act”), and accordingly the South32 shares will not be registered under the Exchange Act and South32 will not be subject to the reporting requirements of the Exchange Act.

Shareholder Information

Shareholder Information Lines are available as below:

Australia:

Telephone: 1300 582 743 (within Australia) or +61 3 9415 4808 (outside Australia)

United Kingdom:

Telephone: 0844 472 7001 (within the United Kingdom) or +44 844 472 7001 (international)

South Africa:

Telephone: 086 1100 634 (within South Africa) or +27 11 870 8216 (international)

United States:

Telephone: 877 248 4237 (within the United States) or +1 781 575 4555 (international)

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	Peter Harris (South32)
Tel: +61 3 9609 2360 Mobile: +61 407 064 748	Tel: +61 8 6321 9954 Mobile: +61 476 559 190
email: Eleanor.Nichols@bhpbilliton.com	email: peter.harris3@bhpbilliton.com

United Kingdom	United Kingdom and South Africa

Ruban Yogarajah	Jonathan Price
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Ruban.Yogarajah@bhpbilliton.com	email: Jonathan.H.Price@bhpbilliton.com

Jennifer White	Dean Simon
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Jennifer.White@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Americas	Americas

Ruban Yogarajah	James Agar
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: Ruban.Yogarajah@bhpbilliton.com	email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 17, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary